Exhibit 10.4

Execution Version

SEPARATION, WAIVER AND RELEASE AGREEMENT

This Separation, Waiver and Release Agreement (this “Agreement”) is entered into by between Barbara L. Hollkamp (“You” or “Your”) and Hilton Grand Vacations Inc. (“HGV” or the “Company”).

WHEREAS, You currently serve as the Company’s Executive Vice President and Chief Human Resources Officer;

WHEREAS, You and the Company are parties to that certain severance agreement, dated as of April l7, 2017 (the “Severance Agreement”), that provides for certain severance payments and benefits in certain termination of employment events;

WHEREAS, You and the Company are parties to several award agreements related to certain stock options, service-based restricted stock units and performance-based restricted stock units (such equity awards, collectively, the “Equity Awards”) granted under the Hilton Grand Vacations Inc. 2017 Omnibus Incentive Plan (the “2017 Plan”) that have been previously issued to You;

WHEREAS, under the award agreements evidencing the Equity Awards, among other things, You currently meet the minimum age and years of service requirements within the definition of a “Qualifying Retirement” (as defined therein) that would inure certain additional vesting rights in the event of certain separation events; and

WHEREAS, the Company and You have discussed a mutually agreeable separation from the Company, such separation to be effective as of July 31, 2020, and which separation shall be treated as a “Qualifying Termination” as defined in the Severance Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

1.

You acknowledge and agree that Your employment with the Company will terminate effective July 31, 2020 (the “Separation Date”). All other positions that You hold with the Company, its subsidiaries and affiliates shall terminate effective as of the Separation Date. You acknowledge and agree that You have been paid all wages and accrued benefits to which You are entitled through the date of execution of this Agreement or that the Company has promised to pay such wages and accrued benefits within thirty (30) days following the Separation Date. Other than the payments set forth in this Agreement, You agree that the Company owes no additional amounts to You for wages, back pay, severance pay, bonuses, damages, accrued vacation, benefits, insurance, sick leave, other leave, or any other reason.  This Agreement is intended to, and does, settle and resolve all claims of any nature that You might have against the Company arising out of Your employment relationship with Company or the termination of such employment or relating to any other matter.

Execution Version

2.

In exchange for You signing this Agreement within sixty (60) days of the Separation Date, and You not revoking this Agreement, You acknowledge and agree that You will receive the following separation pay and benefits (collectively referred to herein as the “Separation Benefits”):

(i)A total gross amount of One Million Five Hundred Twenty Nine Thousand Eight Hundred and Nineteen DOLLARS ($1,529,819), which represents an amount equal to two (2) times the sum of (X) Your current annual base salary and (Y) Your target annual bonus for 2020, less withholding for taxes and other similar items (collectively, the “Cash Severance”).  The Cash Severance shall be paid to You as follows: (1) Nine Hundred Fifty Nine Thousand Eight Hundred and Nineteen DOLLARS ($959,819) shall be payable in a single lump sum on the first payroll date to occur after the sixtieth (60th) day following the Separation Date and Five Hundred Seventy Thousand DOLLARS ($570,000) shall be payable in periodic installments (each installment to be treated as a separate payment for purposes of Section 409A of the Code) over the 12-month period commencing on the Separation Date in accordance with the normal payroll practices of the Company, it being understood that such installments will be paid to You over a 12-month period rather than a 24-month period as set forth in the Severance Agreement solely upon Your request and You understand and acknowledge that any taxes owed on such amounts are solely Your responsibility, as more fully set forth in Section 19 of this Agreement;

(ii)A prorated annual bonus for fiscal year 2020, equal to (X) the bonus, if any, that would have been earned by You for fiscal year 2020 if You had remained employed on the normal payment date for such bonus under the Company’s annual incentive plan, based on actual performance under applicable financial metrics, multiplied by (Y) a fraction, the numerator of which is the number of days worked by You during fiscal year 2020 and the denominator of which is 365, which bonus, if any, shall be payable to you in March 2021 at the same time payment is made to other participants in the Company’s annual incentive plan, provided that in no event shall such prorated annual bonus for fiscal year 2020 be less than 56% of Your current annual base salary;

(iii)If You elect to continue participation in any group medical, dental, vision or prescription drug plan benefits to which You or Your eligible dependents would be entitled under Section 4980B (“COBRA”) of the Internal Revenue Code of 1986, as amended (the “Code”), then for twelve (12) months following the Separation Date (the “COBRA Reimbursement Period”), the Company shall pay to You monthly payments of an amount equal to the excess of (X) the COBRA cost of such coverage over (Y) the amount that You would have had to pay for such coverage if You had remained employed during the COBRA Reimbursement Period and paid the active employee rate for such coverage, less withholding for taxes and other similar items; provided, however, that (A) if You become eligible to receive group health benefits under a program of a subsequent employer or otherwise (including coverage available to Your spouse), the Company’s obligation to pay any portion of the cost of health coverage as described herein shall cease, except as otherwise provided by law; (B) the COBRA Reimbursement Period shall only run for the period during which You are eligible to elect health coverage under COBRA and timely elect such coverage; (C) nothing herein shall prevent

Execution Version

the Company from amending, changing, or canceling any group medical, dental, vision and/or prescription drug plans during the COBRA Reimbursement Period; (D) during the COBRA Reimbursement Period, the benefits provided in any one calendar year shall not affect the amount of benefits provided in any other calendar year (other than the effect of any overall coverage benefits under the applicable plans); (E) the reimbursement of an eligible taxable expense shall be made as soon as practicable but not later than December 31 of the year following the year in which the expense was incurred; (F) Your rights pursuant to this Section shall not be subject to liquidation or exchange for another benefit;

(iv)a cash payment equal to the amount required to continue Your Company-provided life insurance coverage as an individual policy for a period of twelve (12) months following the Separation Date, payable in a single lump sum on the first payroll date to occur after the sixtieth (60th) day following the Separation Date; and

(v)Your Equity Awards that are outstanding as of the Separation Date and that were granted within six (6) months prior to the Separation Date shall be eligible for the benefits of a “Qualifying Retirement” (as defined in the applicable award agreement(s)), notwithstanding anything to the contrary in the applicable award agreement(s) and subject to the applicable conditions, requirements, terms and conditions of the applicable award agreement(s).

You acknowledge that the Separation Benefits are subject to the terms and conditions of this Agreement, compliance with the Surviving Provisions (as defined in Section 15 hereof), exceed any earned wages or anything else of value otherwise owed to You by the Company, and You would not receive the Separation Benefits absent Your execution of this Agreement and compliance with the Surviving Provisions. For the avoidance of doubt, if You fail to comply with the obligations set forth in this Agreement and the Surviving Provisions, the Company shall have no obligation to provide the Separation Benefits, and You shall not be entitled to any of the Separation Benefits and, further, the Company may, in its sole discretion, suspend, terminate and/or recover from You any Separation Benefits.

3.

In exchange for the Separation Benefits, You, voluntarily and of Your own free will, to the fullest extent permitted by law, hereby forever waive, release, discharge and hold harmless, the Company, and each of its former, current and future subsidiaries, affiliates, divisions, parents, equity holders, predecessors, successors and assigns, and all of their current, former and future officers, shareholders, members, partners, principals, investors, owners, directors, trustees, joint venturers, insurers, attorneys, employees, agents (in their official and individual capacities), employee benefit plans and their administrators and fiduciaries (in their official and individual capacities) and all of their affiliates, predecessors, successors and assigns (the “Released Parties”), from any and all claims, rights, causes of action and demands of whatever nature, whether known or unknown, foreseen or unforeseen, that You had, now have or may have against any of them arising from any act, event or omission which has occurred up through the date You sign this Agreement. For the avoidance of any doubt, You hereby waive and relinquish any monies, amounts, sums or benefits, severance or otherwise, that would otherwise be payable or owed to you under Section 2 of the Severance Agreement in exchange for the Separation Benefits.

Execution Version

4.

This waiver and release of claims includes, but is not limited to, (i) claims under Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1866, the Civil Rights Act of 1991, the Age Discrimination in Employment Act of 1967, the Older Worker Benefit Protection Act of 1990, the Americans With Disabilities Act, the Equal Pay Act, the Genetic Information Non-Discrimination Act, the National Labor Relations Act, the Pregnancy Discrimination Act, the Immigration Reform and Control Act, the Employee Retirement Income Security Act of 1974 (ERISA), Sections 503 and 504 of the Rehabilitation Act of 1973, the Family and Medical Leave Act, and the Worker Adjustment Retraining and Notification Act, all as amended; (ii) all other federal, state and local anti-discrimination, labor or employment laws or regulations or orders to the extent any such claims may legally be waived by private agreement; (iii) claims and potential claims relating to or arising out of any work You have done for the Company in any capacity, Your employment, the terms and conditions of Your employment and/or Your separation from employment, including but not limited to statutory claims and claims in common law or in equity, including, without limitation, claims for discrimination, harassment, retaliation for asserting any claims, whistle-blowing, breach of contract (oral or written, express or implied), detrimental reliance, breach of policy or practice, constructive discharge, wrongful discharge, negligence, emotional distress, pain and suffering and all torts, including any intentional torts, such as defamation; (iv) claims and potential claims subject to federal, state and local occupational safety and health laws and regulations; (v) claims or potential claims under any other federal, state or local constitution, statute, regulation, agreement, order or duty; (vi) claims or potential claims concerning or based on the adequacy of Your compensation or remuneration, including incentive payments, commissions, bonuses, expense reimbursements, or claims for benefits, to the extent any and all such claims are legally capable of being waived; and (vii) any claims or potential claims for relief of any kind, including but not limited to claims for back pay, front pay, compensatory or punitive damages, reinstatement or other equitable relief, injunctive or declaratory relief, attorneys’ fees, costs, disbursements and/or the like.

5.

Notwithstanding the above, the foregoing waiver and release of legal claims shall not release any claims or rights arising from or related to the following: (i) COBRA, workers’ compensation benefits, or unemployment insurance benefits; (ii) reimbursement for business expenses incurred prior to the date of termination, in accordance with any HGV business expense policies (as applicable); (iii) any employee benefit or compensation plan or program in which You participate (or participated), subject to the terms and conditions of such plans or programs; (iv) Your right to receive the Separation Benefits; (v) Your rights to be indemnified pursuant to the terms of that certain indemnification agreement entered into by between You and the Company, dated on or about April 17, 2017 (the “Indemnification Agreement”) for claims or proceedings, or threatened claims or proceedings, that arise out of or relate to Your service as an officer or employee of HGV and/or any affiliate, including attorneys’ fees of attorneys of Your choosing, subject to and as provided in the Indemnification Agreement; (vi) Your vested equity or other similar interest in HGV or any affiliate, subject to the terms and conditions of any applicable plan and award agreement; and (vii) any rights or claims that arise after the signing of this Agreement or which otherwise cannot be waived as a matter of law.

Execution Version

6.

The foregoing waiver and release of legal claims shall not waive Your rights to file a charge with an administrative agency and to participate in an agency investigation or report possible violations of federal law or regulation to any governmental agency or entity. However, except as provided below, You knowingly and intentionally waive and release any right to monetary relief or other individual specific remedy that might be sought on Your behalf by any other person, entity, local, state or federal government or agency thereof, including specifically the Equal Employment Opportunity Commission, U.S. Department of Labor, or any state agency.  You understand and agree that (a) neither this provision nor anything else in this Agreement prohibits You from reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the Securities and Exchange Commission (“SEC”), Congress, and any agency Inspector General, or communicating with such government agencies, or otherwise participating in any investigation or proceeding that may be conducted by such government agencies, including providing documents or other information; (b) You do not need the prior authorization of the Company to take any action described in clause (a) of this Section, and You are not required to notify the Company that You have taken any action described in clause (a); and (c) this Agreement does not limit Your right to receive an award for providing information relating to a possible securities law violation to the SEC.

7.

Except as provided above, the foregoing waiver and release of legal claims includes all claims existing as of the date You sign this Agreement, even though You did not know or suspect those claims to exist at the time You signed the Agreement, regardless of whether knowledge of such claims or the underlying facts would have materially affected Your decision to sign this Agreement.  Your subsequent discovery of different or additional facts shall not affect the enforceability of this Agreement.  You further represent and warrant that You have not assigned or transferred, or purported to assign or transfer to any third party, any claim released by this Agreement, and that You will indemnify the Company and the other Released Parties and hold them harmless against any claims, costs or expenses (including attorneys’ fees) paid or incurred, arising out of or related to any such transfer or assignment.

8.

You agree that Your rights and obligations, if any, under other compensation or employee benefit plans, policies, agreements or arrangements of the Company shall be as determined under such plans, policies, agreements or arrangements. Without limiting the foregoing:

(i)

Your rights pursuant to the Hilton Resorts Corporation 2017 Executive Deferred Compensation Plan shall be determined in accordance with the terms of such plan and Your payment elections thereunder; and

(ii)

Your separation shall qualify as a “Qualifying Retirement” for purposes of determining Your rights with respect to Your outstanding Equity Awards as provided under the 2017 Plan and applicable award agreement(s) and shall continue to be subject to any conditions, requirements, terms and conditions set forth therein.

Execution Version

9.

By signing below, You represent and agree that You have returned all Company property and Confidential Information (as defined in the Severance Agreement) and otherwise complied with all of Your obligations under Section 4.2(c) of the Severance Agreement. The Company is not required to provide any Separation Benefits until You fully comply with this provision. A copy of such agreement has been provided to you contemporaneously with the provision of this Agreement.

10.

You agree to cooperate fully and provide assistance to the Company in any legal or other proceedings which may be required, including any litigation or potential litigation or administrative, regulatory or investigatory matter in which You are, or may be, a witness, or as to which You possess, or may possess, relevant information.  The Company shall pay all reasonable expenses incurred in connection with a request made by a Released Party pursuant to this Section unless such payment is prohibited by applicable law or rule regarding legal ethics or professional conduct.

11.

You agree that all controversies, claims, disputes, and matters arising out of or relating to this Agreement or the breach thereof, shall be subject to binding arbitration in accordance with the terms of that certain Mutual Agreement to Arbitrate, dated April 17, 2017, entered into by and between You and the Company (the “Arbitration Agreement”). You acknowledge and agree that the Arbitration Agreement shall remain in full force and effect and is incorporated by reference herein, and You shall remain subject to the obligations contained therein regardless of whether You sign or revoke this Agreement.  A copy of such agreement has been provided to you contemporaneously with the provision of this Agreement.

12.	By signing this Agreement, the Company does not admit to any wrongdoing or legal violation by the Company or the Released Parties.
13.

This Agreement is intended as a legally binding and enforceable document.  You have been advised to seek legal counsel and have been provided time and opportunity to consult with an attorney prior to executing this Agreement.

14.

If any part of this Agreement is held invalid, that part shall be severed and the remaining parts shall be given full force and effect.  Notwithstanding the foregoing, in the event the release and waiver of claims in this Agreement is declared invalid, this Agreement shall be null and void, and the Company shall be entitled to the return of the Separation Benefits paid to You through the date any portion of the Agreement is held invalid.

15.

This Agreement constitutes the complete understanding and entire agreement of the parties with respect to the subject matter hereof, except that the parties further agree that the covenants in Section 4 of the Severance Agreement, the provisions of Section 7 and, to the extent applicable (and to the extent any provision does not conflict with the provisions herein, in which case this Separation Agreement shall control), the provisions of Section 10 of the Severance Agreement survive and remain in full force and effect in accordance with their terms, as well as any other provisions of the Severance Agreement that are necessary to enforce or interpret such section, and such sections and provisions are incorporated herein by reference in full and made a part hereof as if set out in full herein (all such sections and such other provisions, collectively, the “Surviving Provisions”).

Execution Version

Notwithstanding the foregoing, the Surviving Provisions shall not restrict You from solely serving on a board of directors of a company in the leisure industry during the Restricted Period or from solely providing C-suite coaching services for executives in the leisure industry during the Restricted Period that, in each case, would otherwise be restricted pursuant to Section 4.2(a)(ii)(A) and (B) of the Severance Agreement that forms a part of the Surviving Provisions as long as You are not in violation of any other part of the Surviving Provisions.  For the avoidance of doubt, other than the preceding exception, all provisions of the Surviving Provisions shall continue to be in full force and in effect during the Restricted Period. For purposes of interpreting the Surviving Provisions for purposes of this Agreement, (a) the “Termination Date” referred to in the Surviving Provisions shall be the Separation Date and (b) the “Qualifying Termination Severance Payment” referred to in the Surviving Provisions shall be the Separation Benefits. With the exception of the Surviving Provisions, the Severance Agreement is hereby terminated, without further action by the parties, as of the Separation Date and will be of no further force and effect, and that neither party has any further obligations under the Severance Agreement as of the Separation Date. The Agreement cannot be amended, terminated, discharged or waived, except by a mutually agreed upon writing signed by You and an authorized representative of the Company.

16.

This Agreement shall be construed and interpreted in accordance with the laws of the State of Florida, without regard to the conflict of laws provisions of any state, to the extent not preempted by federal law, which shall otherwise control.  The parties knowingly and voluntarily agree that, except as otherwise governed by the Arbitration Agreement, any controversy or dispute arising out of or otherwise related to this Agreement shall be tried exclusively, without jury, and consent to personal jurisdiction, in the state courts of Orange County, Florida, or the United States District Court for the Middle District of Florida, Orlando Division.

17.

You have twenty-one (21) days from Your receipt of this Agreement to consider it before signing, although You may choose to sign it earlier.  For a period of seven (7) days following Your signing of this Agreement, You may revoke this Agreement.  This Agreement shall not become effective or enforceable until seven (7) days after You sign and do not revoke this Agreement.  You may revoke this Agreement only by giving written notice of revocation to Charles Corbin, Executive Vice President and General Counsel (delivered to the Company’s headquarters at 6355 MetroWest Boulevard, Suite 180, Orlando, FL 32835) within this seven (7) day period. Any revocation must state “I hereby revoke my acceptance of the Agreement.”

18.	This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

Execution Version

19.

This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements of Section 409A of the Code and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder.  Nevertheless, the tax treatment of the benefits provided under this Agreement is not warranted or guaranteed to You, and You are responsible for all taxes assessed on any payments made pursuant to this Agreement, whether under Section 409A of the Code or any other sections of the Code.  Neither the Company nor its directors, officers, employees or advisers shall be held liable to You or any other party for any taxes, interest, penalties or other monetary amounts owed by You as a result of the application of Section 409A or any other provisions of the Code, or for any taxes, interest, penalties or monetary amounts owed by You as a result of any applicable local or state tax rules and regulations. Any installment payments under this Agreement shall be deemed to be a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

20.	You represent and agree that:
•	You have suffered no specific injuries while employed by the Company that You did not report to the Company.
•	Except for the Separation Benefits, You have been provided all wages, compensation and benefits due and owing to You.
•	You have fully read and understand all terms of this Agreement, and are signing this Agreement voluntarily and with full knowledge of their significance.
•	You understand that You have up to twenty-one (21) calendar days to consider this Agreement. You agree that you have been advised to consult with an attorney prior to Your signing of this Agreement.
•	You understand that You are waiving any claims under the Age Discrimination in Employment Act and The Older Workers’ Benefit Protection Act.
•	You agree that any modifications, material or otherwise, made to this Agreement, do not restart or affect in any manner the original up to twenty-one (21) day consideration period.

[Signatures on following page]

Execution Version

IN WITNESS WHEREOF, the parties voluntarily and freely enter into and execute this Waiver and Release Agreement on the dates set forth below.

Hilton Grand Vacations Inc.		Employee or You

By:	/s/ Charles R. Corbin	By:	/s/ Barbara L. Hollkamp

Name:	Charles R. Corbin	Name:	Barbara L. Hollkamp

Title:	EVP and Chief Legal Officer

Date:	June 16, 2020	Date:	June 16, 2020